FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
Date: November 3, 2021
Commission File Number 001-31528
IAMGOLD Corporation
(Translation of registrant’s name into English)
401 Bay Street Suite 3200, PO Box 153
Toronto, Ontario, Canada M5H 2Y4
Tel: (416) 360-4710
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Description of Exhibit

Exhibit	Description of Exhibit

99.1	Q3 2021 Management's Discussion and Analysis

99.2	Q3 2021 Financial Statements

99.3	Q3 2021 Form 52-109F2 CEO Certification of Interim Filings

99.4	Q3 2021 Form 52-109F2 CFO Certification of Interim Filings

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IAMGOLD CORPORATION

Date: November 3, 2021	By:	/s/ Tim Bradburn
Senior Vice President, General Counsel and Corporate Secretary